Exhibit 1

FOR IMMEDIATE RELEASE	26 April, 2013

Quarterly Trading Update

■	Reported revenues in sterling up almost 6% at £2.532 billion

■	Reported revenues in dollars up over 4% at $3.917 billion and in euros up 3.6% at €2.970 billion

■	Constant currency revenues up over 5%

■	Like-for-like revenues up over 2%

■	First quarter profits and operating margin above budget and well ahead of last year

Quarter 1 highlights

■

Revenue growth of 5.9%, with like-for-like growth of 2.1%, 3.0% growth from acquisitions and 0.8% from currency, reflecting a weaker £ sterling. Quarter one of 2013 showed a similar pattern to the final quarter of 2012 with strong like-for-like growth in Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe and advertising and media investment management and sub-sector direct, digital and interactive

■

Constant currency growth in all regions and business sectors, except public relations and public affairs, characterised by particularly strong growth geographically in the United Kingdom and Asia Pacific, Latin America and Africa and Central and Eastern Europe and functionally in advertising and media investment management and sub-sector direct, digital and interactive

■	Like-for-like gross margin[1] growth of 1.9%, slightly lower than revenues as the scale of digital activities increased

■	The number of people in the business continues to be managed effectively, falling 0.4%, like-for-like, since 1 January 2013 and by 0.5% on average in the first quarter, whilst revenues rose 2.1%

■

Average net debt increased by £331m (-12%) to £3.015 billion reflecting not only significant acquisition payments last year, (chiefly AKQA), partly offset by an improvement in the underlying relative working capital position since the 2012 year end

■

Net new business of $1.504 billion in the first quarter, compared to $1.855 billion in the first quarter last year and in line with the quarterly average in 2012 of approximately $1.5 billion. A number of very significant new business decisions are awaited

Current trading and outlook

■	FY 2013 quarter 1 preliminary revised forecasts | Ahead of budget, with like-for-like revenue and gross margin growth above budget and a headline operating margin target of 15.3% up 0.5 margin points

■

Dual focus in 2013 | 1. Revenue growth from leading position in faster growing geographic markets and digital, premier parent company creative position, new business, “horizontality” and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

■	Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and consumer insight, including

1 Gross margin is revenue less direct costs

data analytics and application of new technology; improvement in staff costs/revenue ratio of 0.3 to 0.6 margin points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% to 15% p.a. from organic growth, margin expansion and strategically targeted small and medium-sized acquisitions

Review of quarter one

Revenues

As shown in the table below, in the first quarter of 2013, reported revenues were up 5.9% at £2.532 billion. Revenues in constant currency were up 5.1%, reflecting the slight weakness of the pound sterling against the US dollar and the Euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 2.1% with gross margin up 1.9% compared with the same period last year, as the scale of digital activities increased.

The pattern of revenue growth in 2013 has started similarly to the final quarter of 2012, with constant currency growth showing continuing improvement across all sectors, except public relations and public affairs and across all geographies. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in the final quarter of 2012, were the strongest by sector, with consumer insight also improving. Our budgets for 2013 indicated like-for-like growth of around 3% over last year. For the first three months actual performance was well ahead of the projections for quarter one. A preliminary look at our quarter one revised forecasts for the full year indicates revenue growth ahead of budget, with a stronger second half than previously, partly reflecting easier comparatives with the second half of 2012. The mature markets of the United States and Western Continental Europe slowed in 2012, although the United Kingdom, against market trends, grew strongly. This pattern has continued into the first quarter of 2013 and as indicated in the budgets for this year, the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe were strongest in the first quarter, followed by the United Kingdom.

Regional review

The pattern of revenue growth differed regionally. The table below gives details of revenue and revenue growth by region for the first quarter of 2013, as well as the proportion of Group revenues by region;

Revenue analysis

£ million	2013	Δ reported	Δ constant[2]	Δ LFL[3]	% group	2012	% group
N. America	886	2.5%	0.9%	-1.0%	35.0%	864	36.1%
United Kingdom	318	11.9%	11.9%	3.7%*	12.5%	284	11.9%
W. Cont Europe	592	5.1%	2.7%	-0.8%	23.4%	563	23.5%
AP, LA, AME, CEE[4]	736	8.1%	9.7%	7.8%	29.1%	681	28.5%
Total Group	2,532	5.9%	5.1%	2.1%*	100.0%	2,392	100.0%

*   Like-for-like gross margin growth of 4.9% in the UK and 1.9% for the Group

North America, with constant currency growth of 0.9% and like-for-like growth of -1.0% was slower than the last quarter of 2012, with the custom and project parts of the Group’s consumer

2 Percentage change at constant currency exchange rates

3 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

4 Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

insight, public relations and public affairs and branding & identity, healthcare and specialist communications businesses most affected.

The United Kingdom, continuing to “buck” market trends showed further strong growth in the first quarter with constant currency revenues up 11.9% and like-for-like revenues up 3.7%, well ahead of budget, with strong growth in advertising and media investment management and sub-sector direct, digital and interactive, partly offset by pressure on consumer insight, and sub-sector branding & identity and healthcare communications. Gross margin like-for-like growth was even stronger at 4.9%.

Western Continental Europe, although currently very challenged, as recent industry quarter one company results have already indicated, showed relative stability in the first quarter, with constant currency revenues up 2.7% and like-for-like revenues down only 0.8%, compared with -2.1% in quarter three and -0.7% in quarter four of last year. Finland, Germany, Italy, Switzerland and Turkey grew but Belgium, Denmark, France, Portugal and Spain were tougher, with the continuing effects of the Eurozone crisis still impacting many parts of Western Continental Europe.

In Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, revenue growth was strongest, as it was during the whole of 2012, with constant currency revenues up 9.7% and like-for-like revenues up 7.8%, principally driven by Latin America and the BRICs5 and Next 116 parts of Asia Pacific and the CIVETS7 and the MIST8.

Latin America showed the strongest growth of all of our sub-regions in the first quarter, with constant currency revenues up 14.1% and like-for-like revenues up 12.5%. The Middle East, improved in the first quarter with like-for-like growth over 4%. In Central and Eastern Europe, like-for-like revenues were up 0.5%, with Russia and Kazakhstan up strongly, but Poland, Slovakia, Romania and the Ukraine more challenging. Growth in the BRICs, was over 10%, on a like-for-like basis, with Next 11 and CIVETS up over 11% and over 15% respectively on the same basis. The MIST was up over 11%.

In the first quarter of 2013, the seasonally smallest quarter for faster growth markets, 29.1% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe – 0.6 percentage points more compared with the previous year and against the Group’s strategic objective of 35-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The table below gives details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues by those sectors;

[5]	Brazil, Russia, India and China (accounting for over $520 million revenues, including associates, in the first quarter)
[6]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran, accounting for over $170 million revenues, including associates, in the first quarter)
[7]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $200 million revenues, including associates, in the first quarter)
[8]	Mexico, Indonesia, South Korea and Turkey, (accounting for over $130 million revenues, including associates, in the first quarter)

Revenue analysis

£ million	2013	Δ reported	Δ constant[9]	Δ LFL[10]	% group	2012	% group
AMIM[11]	1,032	6.0%	5.4%	3.9%	40.8%	973	40.7%
Consumer Insight	588	3.2%	2.5%	1.0%*	23.2%	569	23.8%
PR & PA12	221	-1.4%	-2.7%	-4.1%	8.7%	225	9.4%
BI, HC & SC13	691	10.6%	10.0%	2.4%	27.3%	625	26.1%
Total Group	2,532	5.9%	5.1%	2.1%*	100.0%	2,392	100.0%

*	Like-for-like gross margin growth of 0.9% in Consumer Insight and 1.9% for the Group

In the first quarter of 2013, over one-third or almost 34% of the Group’s revenues came from direct, digital and interactive, up 3.1 percentage points from the previous year. Digital revenues across the Group were up 15.8% in constant currency and 7.5% like-for-like.

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenues grew by 5.4% with like-for-like growth of 3.9%, the strongest performing sector. Of the Group’s advertising networks, Y&R and Grey in particular, had a strong start to the year, especially in the United States and both still await significant new business decisions, even after yesterday’s significant win. Growth in the Group’s media investment management businesses was consistently strong throughout 2012 and this has continued into the first quarter of 2013, with constant currency revenues up 8.5% for the first quarter and like-for-like growth up 7.4%.

The Group gained a total of £940 million ($1.504 billion) in net new business wins (including all losses) in the first quarter, compared to £1.159 billion ($1.855 billion) in the same period last year and in line with the quarterly average in 2012 of approximately $1.5 billion. Of this, JWT, Ogilvy & Mather, Y&R, Grey and United generated net new business billings of £281 million ($449 million). Also, out of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £465 million ($743 million).

Consumer Insight

On a constant currency basis, consumer insight revenues grew 2.5%, with like-for-like revenues up 1.0% and gross margin up 0.9%, a significant improvement on the last quarter of 2012. All regions except the United Kingdom and Western Continental Europe grew in the first quarter, with particularly strong growth in the faster growing sub-regions Asia Pacific, Latin America and Africa and the Middle East. Pleasingly, like-for-like revenues in North America showed growth in the quarter, the first time for a considerable period.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenues were down 2.7% and down 4.1% like-for-like. North America, Western Continental Europe and Asia Pacific were particularly difficult. The United Kingdom and Latin America were stronger.

[9]	Percentage change at constant currency exchange rates
[10]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[11]	Advertising, Media Investment Management
[12]	Public Relations & Public Affairs
[13]	Branding and Identity, Healthcare and Specialist Communications

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 10.0% with like-for-like growth of 2.4%. All of the Group’s businesses in this sector, except branding & identity, performed well in the first quarter.

Operating profitability

In the first quarter, profits and operating margins were ahead of budget and well ahead of last year, in line with a full year margin target improvement of 0.5 margin points. Incentives and severance costs in the first quarter were similar to the first quarter of 2012.

We are in the process of reviewing our quarter one preliminary revised forecasts, but early indications are that full year like-for-like revenue growth will be above budget, with a stronger second half.

The number of people in the Group, on a proforma basis excluding associates, was down 0.3% or 300 at 31 March 2013 to 115,832, as compared to 31 March 2012, against an increase in revenues on the same basis of 2.4%. Similarly, the average number of people in the Group in the first quarter of this year was down 0.5% to 115,641 compared to 116,242 for the same period last year. Since the beginning of this year, on a like-for-like basis, the number of people in the Group has fallen by 0.4% or 405 at 31 March 2013 to 115,832, which was a lower figure than budget, reflecting continued caution by the Group’s operating companies in hiring. As noted above, the preliminary quarter one revised forecast indicates an improvement in revenues over budget, whilst forecast headcount at the end of the year remains well balanced.

Balance sheet highlights

The Group continues to implement its strategy of using free cash flow to enhance share owner value through a combination of capital expenditure, acquisitions, share repurchases and dividend increases. In the twelve months to 31 March 2013, the Group’s free cash flow was over £1.4 billion (almost $2.3 billion). Over the same period, the Group’s capital expenditure, acquisitions, share repurchases and dividends was also £1.4 billion.

During the quarter, 4.6 million shares, or 0.4% of the issued share capital were purchased at an average price of £10.63, with 1.7 million shares being held as Treasury stock and 2.9 million shares held by the ESOP Trusts.

Average net debt in the first quarter of 2013 was £3.015 billion, compared to £2.684 billion in 2012, at 2013 exchange rates. This represents an increase of £331 million and reflects the timing of significant recent acquisition payments, particularly AKQA, partly offset by a recent relative improvement in levels of working capital, following the deterioration towards the end of last year. Net debt at 31 March 2013 was £3.331 billion, compared to £2.862 billion in 2012 (at 2013 exchange rates), an increase of £469 million, reflecting increased spend on acquisitions and higher dividends partly offset by the relative improvement in working capital in the first quarter. The current quarterly average net debt figure of £3.015 billion compares with a market capitalisation of approximately £13.6 billion, giving an enterprise value of £16.6 billion.

Having largely achieved the target of a dividend pay-out of 40%, your Board will give consideration to the merits of increasing the dividend pay-out target ratio from its current level of approximately 40% to either 45% or 50%.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight the Group completed 13 transactions in the first quarter; 9 acquisitions and investments were classified in new markets (of which 8 were in new media), 2 in consumer insight, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in the first quarter of 2013, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, Colombia, Hong Kong, Indonesia, Myanmar, Philippines and Thailand; in consumer insight in the United States and Myanmar; in public relations and public affairs in China; in direct, digital and interactive in the United States, the United Kingdom, South Africa, Turkey, Argentina, Brazil, Colombia, Uruguay and Australia.

Outlook

Macroeconomic and industry context

Following the Group’s record year in 2012, 2013 has started similarly to the final quarter of 2012, with all geographies and sectors, except public relations and public affairs, growing revenues on a constant currency basis. Like-for-like revenues were up 2.1% compared with 2.5% in the fourth quarter of last year and against the strongest quarter of last year. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenues – positive or negative. Operating profit is above budget and well ahead of last year and the increase in margin is in line with the Group’s full year margin target of a 0.5 margin point improvement.

Concerns globally about the grey swans including the Eurozone crisis, the Middle East, a Chinese or BRICs hard or soft landing and, perhaps, most importantly, dealing with the US deficit and a record $16 trillion of debt, continue to make clients reluctant to take further risks, despite stronger balances sheets. Clients remain focussed on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets like media and digital.

The pattern of 2013 looks similar to 2012 and equally demanding, perhaps with slightly increased client confidence balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of 5%. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should, as a result, grow at least at a similar rate to nominal GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November did underpin industry growth but not, perhaps, as much as was thought, with client money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Both consumers and corporates are likely to remain cautious and risk averse, but corporates should continue to invest in capacity and brands in fast growth markets, and in slow growth markets invest in brands to maintain market share, as they squeeze capacity.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and, would you believe, another United States election - the mid-term Congressionals. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the world’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the continent of Africa - and, possibly, London 2012 did for the UK.

Financial guidance

The budgets for 2013 have been prepared on a somewhat more conservative basis than usual (hopefully) following the slowing like-for-like revenue growth rate in the middle two quarters of 2012, but continue to reflect the faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe and faster growing functional sectors and sub-sectors of advertising, media investment management and direct, digital and interactive to some extent moderated by the slower growth in the mature markets of the United States and Western Continental Europe. Whilst our quarter one preliminary revised forecasts are up on budget our targets remain the following;

■	Like-for-like revenue and gross margin growth of around 3%

■	Target operating margin improvement of 0.5 margin points

In 2013, our prime focus will remain on growing revenues and gross margin faster than the industry average, driven by our leading position in the new markets, in new media, in consumer insight, including data analytics and the application of technology, creativity and “horizontality”. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility, in order to adapt our cost structure to significant market changes and ensuring that the benefits of the restructuring investments taken in 2012 are realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7% of revenues and continue to position the Group extremely well should current market conditions change for the worse.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated through the appointment of over 30 global client leaders for our major clients, accounting for about one third of total revenues of $17 billion and country managers in a growing number of test markets and regions. Emphasis has been laid on the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been extremely successful in the recent unpublicised wave of consolidation in the pharmaceutical industry and the resulting “team” pitches.

Our business is, geographically and functionally, well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and gross margin growth greater than the industry average including acquisitions

■	Improvement in operating margin of 0.5 margin points or more depending on revenue growth and staff cost to revenue ratio improvement of 0.3 margin points or more

■	Annual PBIT growth of 10% to 15% p.a. delivered through organic revenue growth, margin expansion and acquisitions

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.